Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Components of Results of Operations

Revenues. We generate revenues primarily from the sale of our products, and, to a lesser extent, services. The final price to the customer may largely vary based on various factors, including but not limited to the size of a given transaction, the geographic location of the customer, the specific application for which products are sold, the channel through which products are sold, the competitive environment and the results of negotiation.

Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, the costs of off-the-shelf parts, accessories and antennas, the costs of our manufacturing facility, estimated warranty costs, costs related to management of our manufacturing facility, supply chain and shipping, as well as inventory write-off costs and amortization of intangible assets. In addition, we pay salaries and related costs to our employees and fees to subcontractors relating to installation services with respect to our products.

Significant Expenses

Research and Development Expenses, net. Our research and development expenses, net of government grants, consist primarily of salaries and related costs for research and development personnel, subcontractors` costs, costs of materials and depreciation of equipment. All of our research and development costs are expensed as incurred, except for development expenses, which are capitalized in accordance with ASC 985-20. We believe that continued investment in research and development is essential to attaining our strategic objectives.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, trade show and exhibit expenses, travel expenses, commissions and promotional materials.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and related costs for executive, finance, information system and human resources personnel, professional fees (including legal and accounting fees), insurance, provisions for credit losses and other general corporate expenses.

Financial expenses and others, net. Our financial expenses and others, net, consists primarily of gains and losses arising from the re-measurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, interest paid on bank loans, fees and commissions paid to banks, actuarial losses and other expenses.

Taxes. Our tax expenses consist of current corporate tax expenses in various locations and changes in deferred tax assets and liabilities, as well as changes in reserves for uncertain tax positions.

Results of Operations

The following table presents consolidated statement of operations data for the periods indicated and as a percentage of total revenues (in thousands of U.S. dollars).

	Six months ended June 30, 2020 (Unaudited)		Six months ended June 30, 2021 (Unaudited)
	$	%	$	%
Revenues	118,298	100	136,891	100
Cost of revenues	87,786	74.2	94,860	69.3
Gross profit	30,512	25.8	42,031	30.7
Operating expenses:
Research and development, net	14,060	11.9	14,965	10.9
Sales and Marketing	16,473	13.9	15,933	11.6
General and administrative	9,441	8.0	10,290	7.5
Total operating expenses	39,974	33.8	41,188	30.0
Operating income (loss)	(9,462)	(8.0)	843	0.7
Financial expenses and others, net	(1,772)	(1.5)	(2,853)	(2.1)
Taxes on income	(780)	(0.7)	(872)	(0.6)
Equity loss in affiliates	(343)	(0.3)	-	-
Net loss	(12,357)	(10.4)	(2,882)	(2.0)

Six months ended June 30, 2021 compared to six months ended June 30, 2020

Revenues. Revenues increased by 15.7% from $118.3 million in the first six months of 2020 to $136.9 million in the first six months of 2021, an increase of $18.6 million. The overall increase in revenues was attributed predominantly to recovery from the effect of the COVID-19 crisis on the global markets and on the markets in which the Company operates in the six months of 2020. Revenues in the India region increased from $27.6 million in the first six months of 2020 to $35.9 million in the first six months of 2021. Revenues in the North America region increased from $16.4 million in the first six months of 2020 to $24.7 million in the first six months of 2021. Revenues in the Africa region increased from $5.9 million in the first six months of 2020 to $11.7 million in the first six months of 2021. Revenues in the APAC region decreased from $23.6 million in the first six months of 2020 to $17.0 million in the first six months of 2021. Revenues in Latin America region decreased from $23.3 million in the first six months of 2020 to $22.4 million in the first six months in 2021. Revenues in the Europe region increased from $21.4 million in the first six months of 2020 to $25.2 million in the first six months of 2021.

Cost of Revenues. Cost of revenues increased by 8.1% from $87.8 million in the first six months of 2020 to $94.9 million in the first six months of 2021, an increase of $7.1 million. The increase is mainly attributed to higher material and services cost as a result of increase in revenues, as well as high shipping cost resulted from COVID-19 in the amount of approximately $7.8 million, offset by a lower salary and related expenses of approximately $0.9 million mainly as a result of forgiveness of Paycheck Protection Program.

Gross Margin.  Gross profit as a percentage of revenues increased from 25.8% in the first six months of 2020 to 30.7% in the first six months of 2021. The increase is mainly attributed to a favorable customer mix, positively affecting the gross margin. The Company continues to face challenges associated with component shortages, high supply chain and shipping costs as a result of COVID-19 and an overall global chips shortages, as well as global supply chain and shipping challenges. These challenges plus the overall COVID-19 environment may continue to have an impact on our gross margin.

Research and Development Expenses, Net. Our research and development expenses, net, increased by 6.4% from $14.1 million in the first six months of 2020 to $15.0 million in the first six months of 2021, an increase of $0.9 million. The increase was primarily attributed to the increase of approximately $0.8 million related to office expenses and depreciation expenses, an increase of $0.5 million related to software and hardware maintenance expenses and projects related expenses, mainly due to a continued effort with our chip development, partially offset by a decrease of $0.4 million due to lower salary and related expenses. Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain our focus on research and development initiatives, and we foresee that an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures.

Sales and Marketing Expenses. Sales and Marketing expenses decreased by 3.3% from $16.5 million in the first six months of 2020 to $15.9 million in the first six months of 2021, a decrease of $0.6 million. This decrease was primarily attributed to the decrease of $1.3 million in salary and related expenses, mainly relates to forgiveness of Paycheck Protection Program as well as a decrease of $0.4 million in travel expenses as a result of COVID 19, partially offset by an increase of approximately $0.9 million in commission expenses and an increase of $0.2 million in office expenses.

General and Administrative Expenses. General and administrative expenses increased by 9.0% from $9.4 million in the first six months of 2020 to $10.3 million in the first six months of 2021, an increase of $0.9 million. The increase was primarily due to an increase of $0.8 million related to retired CEO compensation, an increase of $0.3 million related to legal expenses and increase of $0.3 million related to depreciation and office expenses, partially offset by a decrease of $0.4 million in salary and related expenses.

Financial expenses and others, Net. Financial expenses and others, net, increased by 61.0% from $1.8 million in the first six months of 2020 to $2.9 million in the first six months of 2021, an increase of $1.1 million. This increase was mainly attributable to an increase of $0.8 million resulted from bank guaranties returned to the Company in the first six months of 2020, an increase of $0.5 million related to exchange rate differences, mainly related to the NIS, INR and EUR, partially offset by a decrease of $0.2 million of interest expenses and other bank fees.

Taxes on income. Taxes on income increased by 11.8% from $0.8 million in the first six months of 2020 to $0.9 million in the first six months of 2021, an increase of $0.1 million. This increase was mainly attributable to an increase in deferred tax expenses of $0.2 million.

Net loss. Net loss decreased from $12.4 million in the first six months of 2020 to a net loss of $2.9 million in the first six months of 2021, a decrease of $9.5 million. The decrease was attributable primarily to higher revenues and higher gross profit, offset by higher operating and financial expenses.

Liquidity and Capital Resources

As of June 30, 2021, we had approximately $28.7 million in cash and cash equivalents.

We have a committed credit facility with a maximum line of credit of $70 million dedicated for bank guarantees and $50 million dedicated for loans, available for our use from a syndicate of four banks, for which we pay commitment fees. The credit facility is provided by bank syndicate with each bank agreeing severally (and not jointly) to make its agreed portion of the credit lines to us in accordance with the terms of the credit agreement. Such credit agreement includes a framework for joint decision-making powers by the banks. As of June 30, 2021, we had $39.0 million available under our credit facility in the form of loans and $29.6 million available in bank guarantees outstanding in respect of tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to our customers.

The credit agreement contains financial and other covenants requiring that we maintain, among other things, minimum shareholders` equity, a certain ratio between our shareholders’ equity and the total value of our assets on our balance sheet, a certain ratio between our net financial debt to each of our working capital and accounts receivable, and a minimum cash covenant. Any failure to comply with the covenants, including for poor financial performance, may constitute a default under the credit agreement and may require us to seek an amendment or waiver from the banks to avoid termination of their commitments and/or an acceleration of all outstanding amounts under the credit facilities. The credit facility is secured by a floating charge over all of the Company`s assets as well as several customary fixed charges on specific assets. As of June 30, 2021, the Company met all of its covenants.

Net cash used in operating activities was $4.6 million for the six months ended June 30, 2021.

In the first six months of 2021, our cash used in operating activities was predominantly affected by the following principal factors:

•          our net loss of $2.9 million;
•          a $5.6 million increase in trade receivables and other accounts receivables;
•          a $2.0 million increase in inventories, net of write-offs;
•          a $1.5 million decrease in trade payables and accrued liabilities;
•          a $0.5 million decrease in accrued severance pay and pensions, net  ; and
•          a $0.1 million increase in deferred tax asset, net.

These factors were offset mainly by:

•          a $5.8 million of depreciation and amortization expenses;
•          a $1.3 million increase in deferred revenues;
•          a $0.6 million increase in stock-based compensation expenses;
•          a $0.2 million decrease in operating lease right of use asset, net; and
•          a $0.1 million loss from sale of property and equipment, net.

Net cash provided by operating activities was $9.8 million for the six months ended June 30, 2020.

In the first six months of 2020, our cash provided by operating activities was predominantly affected by the following principal factors:

•          a $14.4 million decrease in trade receivables and other accounts receivables;
•          a $7.5 million decrease in inventories, net of write-offs;
•          a $5.4 million of depreciation and amortization expenses;
•          a $0.9 million increase in stock-based compensation expenses; and
•          a $0.8 million increase in deferred revenues.

These factors were offset mainly by:

•          our net loss of $12.4 million;
•          a $6.1 million decrease in trade payables and accrued liabilities;
•          a $0.3 million decrease in accrued severance pay and pensions, net;
•          a $0.3 million decrease in operating lease liability, net; and
•          a $0.1 million increase in deferred tax asset, net.

Net cash used in investing activities was approximately $3.7 million in the first six months of 2021 attributed to the purchase of property and equipment, net of $3.9 million offset by proceeds from sale of property and equipment, net of $0.2 million, compared to $3.9 million in the first six months of 2020 attributed to the purchase of property and equipment, net of $3.6 million and the purchase of intangible assets of $0.3 million.

Net cash provided by financing activities was approximately $10.0 million in the first six months of 2021, attributed to proceeds from short-term bank credit and loans, net of $6.0 million and proceeds from exercise of stock options of $4.0 million, compared to $5.6 million in the first six months of 2020, attributed to proceeds from short-term bank credit and loans, net of $5.1 million and proceeds from exercise of stock options of $0.5 million.

Our capital requirements are dependent on many factors, including, among other things, working capital requirements to finance the business activity of the Company, and the allocation of resources to research and development, marketing and sales activities. We may decide to raise capital if and when we may require, subject to changes in our business activities.

We believe that current cash and cash equivalent balances together with the credit facility available with the lenders will be sufficient for our requirements through at least the next 12 months.